Exhibit 3.15

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ORBIT BRANDS CORPORATION

ORBIT BRANDS CORPORATION, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

(a) That the Corporation duly convened a meeting of shareholders holding greater than 51% of the issued and outstanding shares of the Corporation’s common stock under Delaware General Law 228, which provides for written notice in lieu of an annual shareholders meeting, to consider and authorize an increase in the number of shares of the Corporation’s common stock and an increase in the number of shares of the Corporation’s Series A super majority voting preferred stock.

(b) That the Corporation’s Board of Directors at a meeting duly convened and held, thereupon adopted the following resolution:

RESOLVED, that the Corporation’s shareholders and Board of Directors hereby declare it advisable and in the best interests of the Corporation that the Corporation’s Certificate of Incorporation be amended to read as follows:

The first sentence of Article IV of the Corporation’s Certificate of Incorporation, as amended, would be deleted in its entirety, and the following sentence substituted in lieu thereof, all other provisions of Article IV to remain unchanged:

ARTICLE IV

CAPITAL STOCK

The total number of shares of stock that this Corporation shall have the authority to issue is (i) Five Billion (5,000,000,000) shares of Common Stock, $.001 par value per share (“Common Stock”), and (ii) Ten Million (10,000,000) shares of Preferred Stock, $.001 par value per share (“Preferred Stock”).

(c) That the aforesaid amendment has been consented to and authorized by the holders of a majority of the issued and outstanding stock entitled to vote pursuant to Section 228 of the General Corporation Law of the State of Delaware.

(d) That the aforesaid amendment was duly adopted pursuant to the applicable provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware.

 IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by Joseph R. Cellura, this 6th day of December, 2004.

Joseph R. Cellura
Chairman and Chief Executive Officer Authorized Officer Series A Super Majority Voting Preferred Shareholder